NO ACT

PE
12-23-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005901

February 22, 2011

Received SEC

FEB 22 2011

Washington, DC 20549

John W. Currie
McNair Law Firm P.A.
Post Office Pox 11390
Columbia, SC 29211

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2011

Re: SCANA Corporation
Incoming letter dated December 23, 2010

Dear Mr. Currie:

This is in response to your letters dated December 23, 2010, January 20, 2011, and January 28, 2011 concerning the shareholder proposal submitted to SCANA by Miller/Howard Investments, Inc. We also have received letters on the proponent's behalf dated January 11, 2011, January 25, 2011, and January 31, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 22, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: SCANA Corporation
Incoming letter dated December 23, 2010

The proposal request that the board issue a sustainability report describing its short and long term responses to environmental, social and governance related issues.

There appears to be some basis for your view that SCANA may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to SCANA's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). We also note that Miller/Howard Investments, Inc. authorized email communication by including email addresses in its November 18, 2010 letter to SCANA and that SCANA has verified that its request for documentary support was received by the mail server of Miller/Howard Investments, Inc. Accordingly, we will not recommend enforcement action to the Commission if SCANA omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 31, 2011
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to SCANA Corporation Seeking a Sustainability Report submitted by Miller/Howard Investments on behalf of Hamada Trust

Ladies and Gentlemen:

I am writing to respond to the second supplemental letter sent to the Securities and Exchange Commission on January 28, 2010 by John W. Currie of McNair Attorneys on behalf of SCANA Corp., regarding the no action request seeking exclusion of the above-referenced shareholder proposal requesting a sustainability report. In the second supplemental letter, the company asserts that the December 7 ownership verification letter was effectively received by the Proponent because the South Carolina uniform electronic transactions act provides that once an e-mail is received by an e-mail system, the e-mail is considered "received" under South Carolina law, regardless of whether it is caught in a spam catcher system. Under SEC rules, which establish a uniform framework for the no action letter process, the question of notification is a matter of the agency's interpretation of notification under Rule 14a-8(f) – an SEC matter, not a state law matter.

In contrast to South Carolina, New York State, where the letter was sent, has not adopted the uniform electronic transactions act, and as far as we are aware, the state requires actual receipt of an e-mail before it is considered received by an individual. In terms of establishing an SEC precedent applicable to no action letters, it seems important for this case to be decided for the Proponent. In light of the burden of proof on the Company to establish notification of an individual under SEC rules, and nonburdensomeness of a requirement to follow modest procedures to ensure that an e-mail has been received, we urge that the Staff to conclude that the company had failed to meet its burden of ensuring notification via its December 7 letter. In the absence of such conclusion, the Staff would actually be shifting the burden to Proponents to ensure that companies are not burying notifications in spamcatcher systems. Indeed, the effect of ruling in favor of the Company in this matter would be to discourage registrants from following proper procedures to ensure that e-mail is received, since concealing a notification in a spam catching system could actually be the optimal result for a Company. It would allow them to be able to assert that they provided notice, without actually giving the Proponent the practical opportunity to respond.

Accordingly, we request that the Staff instruct the company it is unable to concur with the company's request to exclude the proposal based on asserted deficiencies in ownership documentation. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law
cc: gchampion@scana.com
jcurrie@mcnair.net

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

MCNAIR
ATTORNEYS

John W. Currie

jcurrie@mcnair.net
T (803) 799-9800
F (803) 933-1443

January 28, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SCANA Corporation
December 23, 2010 No-Action Letter Request
Re Shareholder Proposal by Miller/Howard Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company") (SEC File No. 1-8809). By a letter dated December 23, 2010, we notified you on behalf of the Company of the Company's intent to exclude a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Miller/Howard Investments, Inc. ("Miller/Howard") from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Meeting") because Miller/Howard failed to provide the requisite proof of share ownership in response to the Company's proper request for such proof. In that letter, we further requested on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated in that letter, the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

On January 11, 2011, the Company received by e-mail a copy of a letter dated January 11, 2011 to the Office of Chief Counsel from Sanford J. Lewis, counsel to Miller/Howard, asserting that the Company had not given Miller/Howard timely notice pursuant to Rule 14a-8(f) under the Securities Exchange of 1934, as amended (the "Exchange Act"), of its failure to provide the requisite proof of ownership and thus should not be permitted to exclude the Proposal based on asserted deficiencies in ownership documentation.

On January 21, 2011, we responded on behalf of the Company to Mr. Lewis's letter, stating that the Company's internal records indicated that an e-mail message from the Company's Associate General Counsel Gina

McNair Law Firm, P. A.
1221 Main Street
Suite 1700
Columbia, SC 29201

Mailing Address
Post Office Box 11390
Columbia, SC 29211

mcnair.net

Champion transmitting a letter requesting proof of Miller/Howard's share ownership was delivered on December 7, 2010, which was the 14th day following the Company's receipt of the Proposal, to the e-mail server for the address furnished by Miller/Howard in its letter transmitting the Proposal, and that the Company had therefore complied with Rule 14a-8(f).

On January 25, 2011, we received via e-mail a second letter from Mr. Lewis on behalf of Miller/Howard, a copy of which accompanies this letter as Exhibit 1, acknowledging that Ms. Champion's December 7, 2010 e-mail message had indeed been received by Miller/Howard's e-mail server but had been caught in Miller/Howard's spam-catching software. The letter contained an affidavit of Owen Harvey, Miller/Howard's system administrator, to the effect that the December 7 message was detained pending a response from Ms. Champion to a "challenge" e-mail sent by Miller/Howard's e-mail server to Ms. Champion's e-mail address because Ms. Champion's address was not recognized by Miller/Howard's server, with the result that Ms. Champion's December e-mail message was never delivered to its intended recipients.

As a South Carolina corporation whose headquarters are located in South Carolina, the Company is subject to the South Carolina Uniform Electronic Transactions Act (the "SCUETA"). Section 26-6-150(A) of the SCUETA, a copy of which accompanies this letter as Exhibit 2, provides that unless otherwise agreed between the sender and the recipient, an electronic record is sent when it:

(1) is addressed properly or otherwise directed properly to an information processing system that the recipient has designated or uses for the purpose of receiving electronic records or information of the type sent and from which the recipient is able to retrieve the electronic record;

(2) is in a form capable of being processed by that system; and

(3) enters an information processing system outside the control of the sender or of a person that sent the electronic record on behalf of the sender or enters a region of the information processing system designated or used by the recipient and under the control of the recipient.

In Statement 4 of his affidavit accompanying Mr. Lewis's January 25 letter, Owen Harvey admitted that Ms. Champion's e-mail message entered Miller/Howard's information processing system on December 7, 2010, was addressed to luan@mhinvest.com and patricia@mhinvest.com, and was processed by Miller/Howard's e-mail server. Because the Company never agreed that the SCUETA would not apply to its e-mail communications with Miller/Howard, Ms. Champion's e-mail message requesting proof of Miller/Howard's share ownership was sent to Miller/Howard on December 7, 2010, the 14th day following the Company's receipt of the Proposal

Section 26-6-150(B) of the SCUETA provides that, unless otherwise agreed between a sender and the recipient, an electronic record is received when it:

(1) enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic records or information of the type sent and from which the recipient is able to retrieve the electronic record; and

(2) is in a form capable of being processed by that system.

Section 26-6-150(C) provides that an electronic record is received if it satisfies the conditions of Section 26-6-150(B) even if an individual is not aware of its receipt, and Section 26-6-150(F) provides that receipt of an electronic acknowledgment from an information processing system establishes that a record was received but is not sufficient to establish that the content sent corresponds to the content received.

In Statement 4 of his affidavit accompanying Mr. Lewis's January 25 letter, Mr. Harvey admitted that Ms. Champion's e-mail message was received by Miller/Howard's e-mail server on December 7, 2010, that the message was processed by that server, and that a challenge response was sent to gchampion@scana.com. As a result, because the Company never agreed that the SCUETA would not apply to its e-mail communications with Miller/Howard, Miller/Howard received the message on December 7, 2010 under the SCUETA even though Ms. Steinhilber and Ms. Seabrook may have been unaware of its receipt. Miller/Howard, not the Company, bears the consequences of Miller/Howard's implementation of an e-mail screening system that prevents legitimate e-mail messages from reaching their intended recipients.

The Company is confident in its position that the delivery of its request for proof of Miller/Howard's share ownership was in full compliance with Rule 14a-8(f) and suggests that, rather than continuing the dispute over the delivery of that request, Miller/Howard should address the substance of the request, which Miller/Howard acknowledges having read more than a month ago. Given the Company's upcoming deadline for filing the Proxy Materials sufficiently in advance of the 2011 Meeting, the Company wishes to state its objections to Miller/Howard's claim of share ownership in an effort to achieve a timely resolution of the issues.

The Company's stock transfer records reflect that Miller/Howard was not a record owner of the Company's stock on November 18, 2010, the date of Miller/Howard's letter transmitting the Proposal; however, the Proposal was accompanied by a November 18, 2010 letter from Lorraine Hamada in which Ms. Hamada claimed to have been a record investor holding 99 shares of the Company's common stock and purported to authorize Miller/Howard to file a shareholder proposal on her behalf at the 2011 Meeting. Although the Company's stock transfer records reflect that Ms. Hamada was not a record owner of the Company's common stock on November 18, 2010, Ms. Hamada's letter was accompanied by a letter from Charles Schwab &

Co., Inc. stating that as of November 18, 2010, Charles Schwab & Co., Inc. held 99 shares of the Company's common stock on behalf of its client William M. Hamada Revocable Trust. The letter further stated that the shares had been held continuously by the William M. Hamada Revocable Trust from June 2, 2009 through November 18, 2010. The letters from Miller/Howard, Ms. Hamada, and Charles Schwab & Co., Inc. accompany this letter as Exhibit 3.

None of the materials submitted by Miller/Howard in support of its claim of share ownership demonstrates that either it or Lorraine Hamada was at any time a record or beneficial owner of shares of the Company's common stock, and, to the Company's knowledge, neither Miller/Howard nor Lorraine Hamada has ever filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or an amendment to those documents or updated forms, reflecting ownership of any shares of the Company's common stock. Rule 14a-8(b) allows a proponent who is not a record owner of voting securities and who has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or an amendment to those documents or updated forms, reflecting its ownership of the voting securities to prove its eligibility to submit a proposal to the company in only one way: submitting to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted its proposal, it continuously held the securities for at least one year (and including its own written statement that it intends to continue to hold the securities through the date of the meeting of shareholders). Because none of the materials submitted by Miller/Howard in support of its claim of share ownership indicates that either it or Lorraine Hamada ever held any shares of the Company's common stock, Miller/Howard has failed to demonstrate its eligibility to submit the Proposal.

For the foregoing reasons, the Company believes that its request for proof of Miller/Howard's share ownership was timely delivered and that Miller/Howard does not meet the share ownership requirements of Rule 14a-8(b) with respect to the Proposal, and requests that the Staff concur with the Company's view that the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

If we can be of any further assistance in this matter, please do not hesitate to call me at (803) 753-3272, my colleague Jim Siokos at (803) 753-3247, or Gina Champion, the Company's Associate General Counsel and Corporate Secretary, at (803) 217-7568. My fax number is (803) 933-1443, and my email address is jcurrie@mcnair.net.

This correspondence is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. In accordance with Rule 14a-8(j) under the Exchange Act, a copy of this submission is being sent simultaneously to Miller/Howard.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we hereby notify Miller/Howard on behalf of the Company that if Miller/Howard elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished in accordance with to Rule 14a-8(k) to the Company at SCANA Corporation, MC D-133, 220 Operation Way, Cayce, SC 29033, Attention: Corporate Secretary, e-mail address gchampion@scana.com, fax number (803) 933-8076.

Very truly yours,



John W. Currie

JWC/jcs
Enclosures

Cc: Luan Steinhilber-Miller/Howard Investments, Inc.
Sanford J. Lewis

Exhibit 1

January 25, 2011 letter from Sanford J. Lewis

SANFORD J. LEWIS, ATTORNEY

January 25, 2011

Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to SCANA Corporation Seeking a Sustainability Report submitted by Miller/Howard Investments on behalf of Hamada Trust

Ladies and Gentlemen:
I am writing to respond to the supplemental no action letter request sent to the Securities and Exchange Commission on January 20, 2010 by John W. Currie of McNair Attorneys on behalf of SCANA Corp., seeking exclusion of the above-referenced shareholder proposal requesting a sustainability report. In the supplemental letter, the company asserts that it submitted e-mail to the proponents on a timely basis regarding ownership documentation.

As the enclosed supplemental affidavits attest, it appears that the company's e-mail was caught in the spam catching software of the proponent. As demonstrated in the enclosed affidavit from Owen Harvey, system administrator at Miller Howard, the proponent has confirmed that the sender's e-mail was captured in the firm's spam catching software. Although e-mail is a convenient way of conveying communications, the burden rests upon the sender to ensure receipt by the recipient. The procedure for release of e-mails to Miller Howard staff inboxes is very simple, but the Company apparently failed to exercise reasonable care ensuring receipt, and also did not send a backup hardcopy of their December 7 notice.

We believe the failure of the Company to confirm receipt of the e-mail by the proponent, and the apparent failure of the company to follow the simple procedures for releasing an e-mail to the proponent's inbox represent an inexcusable failure to ensure timely receipt of notice. Notably, the company apparently was able to follow the appropriate "unrecognized e-mail" procedure when it e-mailed its subsequent December 23 no action request to the proponent, which as noted in the enclosed affidavits of Proponents' staff were received via e-mail that day. Accordingly, we request that the Staff instruct the company that in light of the failure to give timely notice to the proponent, the staff is unable to concur with the company's request to exclude the proposal based on asserted deficiencies in ownership documentation. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: gchampion@scana.com
jcurrie@mcnair.net

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

ATTACHMENT A
SUPPLEMENTAL AFFIDAVIT OF LUAN STEINHILBER

GENERAL AFFIDAVIT
Before Notary

I, Luan Steinhilber ("Declarant") am a resident of Willow, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge:

1. I am the Lead Trader and Director of Shareholder Advocacy at Miller/Howard Investments located at 324 Upper Byrdcliffe Road, Woodstock, NY 12498.

2. I receive e-mail for that organization at the address of luan@mhinvest.com.

3. I read my e-mail continuously throughout the day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 25th day of January, 2011.



Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25 day of January, 2011.

[Notary Seal:]

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3 2014



[signature of Notary]

Charity Valk

[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014.

ATTACHMENT B
AFFIDAVIT OF PATRICIA SEABROOK

GENERAL AFFIDAVIT
Before Notary

I, Patricia Seabrook ("Declarant") am a resident of Woodstock, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge:

1. I am a researcher and work on shareholder advocacy at Miller/Howard Investments located at 324 Upper ByrdcliffeRoad, Woodstock, NY 12498.

2. I receive e-mail for that organization at the address of patricia@mhinvest.com

3. I read my e-mail at least five times or more per day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 25th day of January, 2011.



Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25th day of JANUARY, 2011.

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014

[Notary Seal]



[signature of Notary]

Charity Valk

[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014

ATTACHMENT C
AFFIDAVIT OF OWEN HARVEY

GENERAL AFFIDAVIT
Before Notary

I, Owen Harvey ("Declarant") am a resident of Kingston, County of Ulster, State of New York and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge;

1. I am the System Administrator at Miller/Howard Investments located at 324 Upper Byrdcliffe Road, Woodstock, NY 12498

2. My job responsibilities include oversight of the e-mail system at our firm.

3. Our email system detains email from unrecognized senders (domains) by que-ing them into a detained folder. The purpose of the system is to avoid receipt of spam and automated e-mails. When it places an e-mail into the unrecognized senders folder, it also transmits to the sender a challenge e-mail (Exhibit A) which allows the sender to click a link and transfer the e-mail message immediately to the recipient's e-mail box. Once this link is clicked, the sender receives a notification (Exhibit B) confirming that the e-mail was released to the recipient's inbox.

4. On the morning of January 24th, 2011, I retrieved the Activity Log for email traffic on December 7, 2010. The log showed that email sent by GCHAMPION@scana.com was not recognized and therefore moved to "folder {DETAINED}" for both luan@mhinvest.com and patricia@mhinvest.com. A challenge was then sent to GCHAMPION@scana.com for validation. The log showed that the receipt went to GCHAMPION@scana.com and was accepted by that host. Our confirmation id on the log was id=1PQ5TK-000DEE-Na. The log does not show a response to the challenge by GCHAMPION@scana.com, ergo the email was never transmitted to either Luan Steinhilber's or Patricia Seabrook's inbox.

WITNESS my signature this 25th day of January, 2011.



Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25th day of January, 2011

[Notary Seal:]

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014



[signature of Notary]

Charity Valk

[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014.

Exhibit 2

Section 26-6-150 of the South Carolina Uniform Electronic Transactions Act

SECTION 26-6-150. When electronic record sent and received. [SC ST SEC 26-6-150]

(A) Unless otherwise agreed between the sender and the recipient, an electronic record is sent when it:

(1) is addressed properly or otherwise directed properly to an information processing system that the recipient has designated or uses for the purpose of receiving electronic records or information of the type sent and from which the recipient is able to retrieve the electronic record;

(2) is in a form capable of being processed by that system; and

(3) enters an information processing system outside the control of the sender or of a person that sent the electronic record on behalf of the sender or enters a region of the information processing system designated or used by the recipient and under the control of the recipient.

(B) Unless otherwise agreed between a sender and the recipient, an electronic record is received when it:

(1) enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic records or information of the type sent and from which the recipient is able to retrieve the electronic record; and

(2) is in a form capable of being processed by that system.

(C) Subsection (B) applies even if the place the information processing system is located is different from the place the electronic record is considered to be received pursuant to subsection (D).

(D) Unless otherwise expressly provided in the electronic record or agreed between the sender and the recipient, an electronic record is considered to be sent from the sender's place of business and to be received at the recipient's place of business. For purposes of this subsection, the place of business is:

(1) the place having the closest relationship to the underlying transaction, if the sender or recipient has more than one place of business; and

(2) the sender's or recipient's residence, if the sender or the recipient does not have a place of business.

(E) An electronic record is received pursuant to subsection (B) even if an individual is not aware of its receipt.

(F) Receipt of an electronic acknowledgment from an information processing system described in subsection (B) establishes that a record was received but is not sufficient to establish that the content sent corresponds to the content received.

(G) If a person is aware that an electronic record purportedly sent pursuant to subsection (A), or purportedly received pursuant to subsection (B), was not actually sent or received, the legal effect of the sending or receipt is determined by other applicable law. Except to the extent permitted by the other law, the requirements of this subsection shall not be varied by agreement.

Exhibit 3

November 18, 2010 letters from Miller/Howard Investments, Inc., Lorraine Hamada, and Charles Schwab & Co., Inc.



November 18, 2010

VIA FEDERAL EXPRESS

Mr. William B. Timmerman
Chairman of the Board, President
and Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Mr. Ronald Lindsay
Senior Vice President and General Counsel
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Gentlemen:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2011 proxy statement of SCANA Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2011 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of SCANA Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. As active members in the socially responsible investing community, we believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environmental; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Transparency regarding climate change strategy is particularly important.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. According to the recently released CDP Water Disclosure Report 2010 Global Report, "[t]here is also growing evidence of broader corporate understanding of the water issue in terms of the formalization of the link between water and energy (or the "water-energy nexus"). The increasing focus on "unconventional petroleum" sources such as oil shales, tar sands and coal seam gas, which require significant water inputs during extraction and production and can also lead to the discharge of significantly polluted wastewaters, is a case in point."[1]

[1] CDP Water Disclosure 2010 Global Report: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

We are therefore requesting that the company issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, and disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

A representative of the filer will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy or Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Sincerely,



Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosure

WHEREAS: We believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environment; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Reporting also helps companies better integrate and gain strategic value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, publicize innovative practices and receive feedback.

Sustainability reporting is quickly becoming common practice. Of the 100 top U.S. companies by revenue, 73% produce sustainability reports (KPMG, 2008). Increasingly, companies are identifying ESG factors relevant to their business, addressing them strategically through sustainability programs and reports, and describing their positioning as good long-term investments.

Transparency regarding climate change strategy is particularly crucial. The U.S. SEC recently issued interpretive guidance illuminating corporate disclosure requirements of material business and legal developments related to climate change.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. U.S. regulations limit the temperature of water discharged by power plants in order to minimize damage to aquatic species. Therefore, higher water temperatures pose regulatory risks for electric utilities. During a heat wave in August 2010, three Tennessee Valley Authority facilities were forced to decrease power generation for two weeks, costing the utility an estimated $10 million in lost power production (Fleissner, 2010).

Additionally, emerging EPA regulations may require capital expenditures to retrofit power plant cooling systems. The EPA is also considering regulating coal combustion waste destined for land disposal as hazardous under RCRA Subtitle C and/or regulating the structural integrity of coal ash surface impoundments through NPDES wastewater discharge permits.

Despite the concerns listed above, SCANA Corporation has not prepared a sustainability report and provides limited information on sustainability efforts via the company website and annual report/10k.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

SUPPORTING STATEMENT: We recommend use of the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. The guidelines provide guidance on report content, including environmental impact, labor practices, human rights, and product responsibility; omission of content not relevant to company operations is permissible.

We also suggest the report describe water risks related to increased competition for water resources, emerging regulation, and changing climatic conditions. Material information should include:

- Water intensity of generation
- Water sources and cooling systems for each facility
- Water rights of major facilities
- Any water-related shutdowns or reductions in generation
- Proposed regulations that would require retrofitting of cooling systems

Utility disclosures should incorporate exposures in wholly- and jointly-owned facilities, as well as in power purchase agreements.


Miller/Howard
INVESTMENTS, INC

November 18, 2010

Luan Steinhilber
EST Analyst and Director of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Scana Corporation at the 2011 annual meeting of shareholders.

This letter is to confirm that as of November 18, 2010, I was a record investor holding 99 shares of Scana Corporation Common Stock. This letter also confirms that I have held shares continuously in excess of $2,000 in market value for at least twelve months prior to November 18, 2010, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2011.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Lorraine Hamada
Benefits Manager
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 18, 2010

Ms. Luan Steinhilber
ESG Analyst
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Re: L HAMADA & W HAMADA TTEE
WILLIAM M HAMADA REVOCABLE TRUST
U/A DTD 11/12/2008 / Account # OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 99 shares of Scana Corporation (SCG) common stock on behalf of our client, WILLIAM M HAMADA REVOCABLE TRUST. These shares have been continuously held by the WILLIAM M HAMADA REVOCABLE TRUST. from June 2, 2009 through November 18, 2010.

Sincerely,



Sarah Noto
Relationship Specialist
Schwab Advisor Services

 UNB10540R-02

SANFORD J. LEWIS, ATTORNEY

January 25, 2011

Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to SCANA Corporation Seeking a Sustainability Report submitted by Miller/Howard Investments on behalf of Hamada Trust

Ladies and Gentlemen:
I am writing to respond to the supplemental no action letter request sent to the Securities and Exchange Commission on January 20, 2010 by John W. Currie of McNair Attorneys on behalf of SCANA Corp., seeking exclusion of the above-referenced shareholder proposal requesting a sustainability report. In the supplemental letter, the company asserts that it submitted e-mail to the proponents on a timely basis regarding ownership documentation.

As the enclosed supplemental affidavits attest, it appears that the company's e-mail was caught in the spam catching software of the proponent. As demonstrated in the enclosed affidavit from Owen Harvey, system administrator at Miller Howard, the proponent has confirmed that the sender's e-mail was captured in the firm's spam catching software. Although e-mail is a convenient way of conveying communications, the burden rests upon the sender to ensure receipt by the recipient. The procedure for release of e-mails to Miller Howard staff inboxes is very simple, but the Company apparently failed to exercise reasonable care ensuring receipt, and also did not send a backup hardcopy of their December 7 notice.

We believe the failure of the Company to confirm receipt of the e-mail by the proponent, and the apparent failure of the company to follow the simple procedures for releasing an e-mail to the proponent's inbox represent an inexcusable failure to ensure timely receipt of notice. Notably, the company apparently was able to follow the appropriate "unrecognized e-mail" procedure when it e-mailed its subsequent December 23 no action request to the proponent, which as noted in the enclosed affidavits of Proponents' staff were received via e-mail that day. Accordingly, we request that the Staff instruct the company that in light of the failure to give timely notice to the proponent, the staff is unable to concur with the company's request to exclude the proposal based on asserted deficiencies in ownership documentation. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: gchampion@scana.com
jcurrie@mcnair.net

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

ATTACHMENT A
SUPPLEMENTAL AFFIDAVIT OF LUAN STEINHILBER

GENERAL AFFIDAVIT
Before Notary

I, Luan Steinhilber ("Declarant") am a resident of Willow, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge:

1. I am the Lead Trader and Director of Shareholder Advocacy at Miller/Howard Investments located at 324 Upper Byrdcliffe Road, Woodstock, NY 12498.

2. I receive e-mail for that organization at the address of luan@mhinvest.com.

3. I read my e-mail continuously throughout the day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 25th day of January, 2011.



Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25 day of January, 2011.

[Notary Seal:]

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3 2014



[signature of Notary]

Charity Valk
[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014.

ATTACHMENT B
AFFIDAVIT OF PATRICIA SEABROOK

GENERAL AFFIDAVIT
Before Notary

I, Patricia Seabrook ("Declarant") am a resident of Woodstock, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge:

1. I am a researcher and work on shareholder advocacy at Miller/Howard Investments located at 324 Upper ByrdcliffeRoad, Woodstock, NY 12498.

2. I receive e-mail for that organization at the address of patricia@mhinvest.com

3. I read my e-mail at least five times or more per day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 25th day of January, 2011.



Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25th day of JANUARY, 2011.

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014

[Notary Seal]



[signature of Notary]

Charity Valk

[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014

ATTACHMENT C
AFFIDAVIT OF OWEN HARVEY

GENERAL AFFIDAVIT
Before Notary

I, Owen Harvey ("Declarant") am a resident of Kingston, County of Ulster, State of New York; and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, and that the following facts and things are true and correct to the best of my knowledge;

1. I am the System Administrator at Miller/Howard Investments located at 324 Upper Byrdcliffe Road, Woodstock, NY 12498

2. My job responsibilities include oversight of the e-mail system at our firm.

3. Our email system detains email from unrecognized senders (domains) by que-ing them into a detained folder. The purpose of the system is to avoid receipt of spam and automated e-mails. When it places an e-mail into the unrecognized senders folder, it also transmits to the sender a challenge e-mail (Exhibit A) which allows the sender to click a link and transfer the e-mail message immediately to the recipient's e-mail box. Once this link is clicked, the sender receives a notification (Exhibit B) confirming that the e-mail was released to the recipient's inbox.

4. On the morning of January 24th, 2011, I retrieved the Activity Log for email traffic on December 7, 2010. The log showed that email sent by GCHAMPION@scana.com was not recognized and therefore moved to "folder {DETAINED}" for both luan@mhinvest.com and patricia@mhinvest.com. A challenge was then sent to GCHAMPION@scana.com for validation. The log showed that the receipt went to GCHAMPION@scana.com and was accepted by that host. Our confirmation id on the log was id=1PQ5TK-000DEE-Na. The log does not show a response to the challenge by GCHAMPION@scana.com, ergo the email was never transmitted to either Luan Steinhilber's or Patricia Seabrook's inbox.

WITNESS my signature this 25th day of January, 2011.

Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 25th day of January, 2011

[Notary Seal:]



CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014

[signature of Notary]

Charity Valk
[typed name of Notary]

NOTARY PUBLIC

My commission expires: April 3, 2014.

MCNAIR

ATTORNEYS

John W. Currie

jcurrie@mcnair.net
T (803) 799-9800
F (803) 933-1443

January 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SCANA Corporation
December 23, 2010 No-Action Letter Request
Re Shareholder Proposal by Miller/Howard Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company") (SEC File No. 1-8809). By a letter dated December 23, 2010, we notified you on behalf of the Company of the Company's intent to exclude a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Miller/Howard Investments, Inc. ("Miller/Howard") from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Meeting") because Miller/Howard failed to provide the requisite proof of share ownership in response to the Company's proper request for such proof. In that letter, we further requested on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated in that letter, the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

On January 11, 2011, the Company received by e-mail a copy of a letter dated January 11, 2011 to the Office of Chief Counsel from Sanford J. Lewis, counsel to Miller/Howard, asserting that the Company had not given Miller/Howard timely notice pursuant to Rule 14a-8(f) under the Securities Exchange of 1934, as amended (the "Exchange Act"), of its failure to provide the requisite proof of ownership and thus should not be permitted to exclude the Proposal based on asserted deficiencies in ownership documentation. The letter was accompanied by an affidavit of Luan Steinhilber dated January 7, 2011 in which Ms. Steinhilber stated that (1) she is the Lead Trader and Director of Shareholder Advocacy at Miller/Howard, (2) she receives e-mail for Miller/Howard at the address of luan@millerhoward.com, (3) she reads her

McNair Law Firm, P. A.
1221 Main Street
Suite 1700
Columbia, SC 29201

Mailing Address
Post Office Box 11390
Columbia, SC 29211

mcnair.net

e-mail continuously throughout the day, (4) to her knowledge, she never received an e-mail from the Company on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010, and (5) the first time she saw the request for documentation of ownership was after she received the Company's no-action request of December 23 via e-mail. A copy of the letter and the accompanying affidavit is enclosed herewith as Exhibit 1.

Rule 14a-8(f) under the Exchange Act requires a company seeking to exclude a shareholder proposal on the basis of a failure to prove the share ownership required by Rule 14a-8(b) under the Exchange Act to notify the proponent in writing of the deficiency, as well as of the time frame for the proponent's response, within 14 days after receiving the proposal.

The Proposal was received by the Company on November 23, 2010. The letter transmitting the Proposal, a copy of which is enclosed herewith as Exhibit 2, stated that the contact persons for the Proposal were Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy, or Patricia Karr Seabrook, ESG Research and Director of Shareholder Advocacy, and gave their e-mail addresses as luan@mhinvest.com and patricia@mhinvest.com, respectively.

On December 7, 2010, the 14th day after the Company received the Proposal, Gina S. Champion, the Company's Associate General Counsel and Corporate Secretary, transmitted to Ms. Steinhilber and Ms. Seabrook by e-mail to those addresses a letter requesting additional documentation for Miller/Howard's claim of ownership. A copy of the letter is enclosed herewith as Exhibit 3. Ms. Champion did not receive a notice of nondelivery for the messages to Ms. Steinhilber and Ms. Seabrook. Following receipt of the January 11 letter from Sanford J. Lewis, Ms. Champion requested the Company's information technology department to trace her December 7 e-mail messages to Ms. Steinhilber and Ms. Seabrook. The trace revealed that the messages were received by the mhinvest.com mail server at or about 4:52 p.m. on December 7. Affidavits of Ms. Champion and of Ronald S. Bryant, the Company's Director of Information Technology, are enclosed herewith as Exhibits 4 and 5.

Because (1) the letter from Miller/Howard transmitting the Proposal named Luan Steinhilber and Patricia Karr Seabrook as Miller/Howard's contact persons with respect to the Proposal and gave their respective e-mail addresses as luan@mhinvest.com and patricia@mhinvest.com and (2) the e-mail message from the Company transmitting the Company's request for proof of share ownership, addressed to those e-mail addresses, was transmitted by the Company and received by the mhinvest.com mail server within 14 days after the Company received the Proposal, the Company met the requirements of Rule 14a-8(f) with respect to its request for proof of share ownership. The Company cannot control, and cannot be held responsible for, any failure of Miller/Howard's e-mail system to properly deliver e-mail messages received by the mhinvest.com server to the intended recipients.

MCNAIR
ATTORNEYS

We also note that the affidavit of Luan Steinhilber accompanying the January 11 letter from Mr. Lewis stated that Ms. Steinhilber receives e-mails for Miller/Howard at luan@millerhoward.com, which is a different address from the luan@mhinvest.com e-mail address specified in the letter transmitting the Proposal, and that Mr. Lewis's letter did not address whether or not Patricia Karr Seabrook, the other Miller/Howard contact person named in the letter transmitting the Proposal, received the December 7 e-mail from the Company.

For the foregoing reasons, the Company believes that its request for proof of ownership was timely delivered and reiterates its request that the Staff concur with the Company's view that, for the reasons stated in the Company's December 23, 2010 no-action request letter, the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

If we can be of any further assistance in this matter, please do not hesitate to call me at (803) 753-3272, my colleague Jim Siokos at (803) 753-3247, or Gina Champion, the Company's Associate General Counsel and Corporate Secretary, at (803) 217-7568. My fax number is (803) 933-1443, and my email address is jcurrie@mcnair.net.

This correspondence is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. In accordance with Rule 14a-8(j) under the Exchange Act, a copy of this submission is being sent simultaneously to Miller/Howard.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we hereby notify Miller/Howard on behalf of the Company that if Miller/Howard elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished in accordance with to Rule 14a-8(k) to the Company at SCANA Corporation, MC D-133, 220 Operation Way, Cayce, SC 29033, Attention: Corporate Secretary, e-mail address gchampion@scana.com, fax number (803) 933-8076.

Very truly yours,



John W. Currie

JWC/jcs
Enclosures

Cc: Luan Steinhilber-Miller/Howard Investments, Inc.
Sanford J. Lewis

Exhibit 1

Letter from Sanford J. Lewis to the Office of Chief Counsel
and accompanying affidavit of Luan Steinhilber

SANFORD J. LEWIS, ATTORNEY

January 11, 2011
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to SCANA Corporation Seeking a Sustainability Report submitted by Miller/Howard Investments on behalf of Hamada Trust

Ladies and Gentlemen:
I am writing to respond to the no action letter request sent to the Securities and Exchange Commission on December 23, 2010 by John W. Currie of McNair Attorneys on behalf of SCANA Corp., seeking exclusion of the above-referenced shareholder proposal requesting a sustainability report. In its letter, the company asserts deficient documentation of ownership.

We have been asked to respond on behalf of the proponents. The proponents have informed me that they did not receive any notice of deficiency of ownership documentation from the company until receipt of the December 23 No Action letter request via email and hard copy, long after the 14 calendar day deadline of Rule 14a-8(f) had passed. The no action letter asserts that a request for ownership documentation was submitted via email on Dec. 7; according to the intended recipient, Luan Steinhilber, such notice was never received until receipt of a copy of it in the December 23, 2010 No Action request. An affidavit from Ms. Steinhilber regarding lack of receipt of the December 7 e-mail is enclosed.

As you know, the burden of proof is on the company to demonstrate that it has fulfilled the requirements of Rule 14a-8, including the requirement for notification of deficiencies in ownership within 14 calendar days of receipt of a proposal. It appears that the company has failed to meet this requirement on a timely basis, and therefore should be denied no action relief.

Accordingly, we request that you instruct the company that in light of the failure to give timely notice to the proponent, the staff is unable to concur with the company's request to exclude the proposal based on asserted deficiencies in ownership documentation. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

Cc: gchampion@scana.com
jcurrie@mcnair.net

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

ATTACHMENT A

AFFIDAVIT OF LUAN STEINHILBER

GENERAL AFFIDAVIT
Before Notary

I, Luan Steinhilber ("Declarant") am a resident of Willow, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, in that the following facts and things are true and correct to the best of my knowledge:

1. I am the Lead Trader and Director of Shareholder Advocacy at Miller/Howard Investments located at 324 Upper ByrdcliffeRd., Woodstock, NY 1249

2. I receive e-mail for that organization at the address of luan@millerhoward.com

3. I read my e-mail continuously throughout the day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 7th day of January 2011 (year-end month).

Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 7th *[day of month]* day of January *[month]*, 2011.

[Notary Seal:]

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014

[signature of Notary]

CHARITY VALK
[printed name of Notary]

NOTARY PUBLIC

My commission expires: APRIL 3, 2014

Exhibit 2

Letter from Miller/Howard Investments, Inc.
transmitting its shareholder proposal



November 18, 2010

VIA FEDERAL EXPRESS

Mr. William B. Timmerman
Chairman of the Board, President
and Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Mr. Ronald Lindsay
Senior Vice President and General Counsel
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Gentlemen:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2011 proxy statement of SCANA Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2011 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of SCANA Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. As active members in the socially responsible investing community, we believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environmental; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Transparency regarding climate change strategy is particularly important.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. According to the recently released CDP Water Disclosure Report 2010 Global Report, "[t]here is also growing evidence of broader corporate understanding of the water issue in terms of the formalization of the link between water and energy (or the "water-energy nexus"). The increasing focus on "unconventional petroleum" sources such as oil shales, tar sands and coal seam gas, which require significant water inputs during extraction and production and can also lead to the discharge of significantly polluted wastewaters, is a case in point."[1]

[1] CDP Water Disclosure 2010 Global Report: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Mr. William B. Timmerman
Mr. Ronald Lindsay
SCANA Corporation
page 2

We are therefore requesting that the company issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, and disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

A representative of the filer will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy or Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Sincerely,



Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosure

Exhibit 3

Letter from Gina S. Champion to Miller/Howard Investments, Inc.
requesting proof of share ownership

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary



December 7, 2010

VIA EMAIL: luan@mhinvest.com

Luan Steinhilber
ESG Analyst and Director
of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

On November 23, 2010, we received a letter dated November 18, 2010 in which Miller/Howard Investments, Inc. ("Miller/Howard") submitted a shareholder proposal for our next annual meeting of shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, Miller/Howard must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. The materials accompanying the November 18 letter do not demonstrate that Miller/Howard is a shareholder eligible to submit this proposal.

In order for the proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing Miller/Howard's eligibility under Rule 14a-8(b). Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Gina Champion

Gina Champion,
Corporate Secretary

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce, SC • 29033-3701

Exhibit 4

Affidavit of Gina S. Champion

STATE OF SOUTH CAROLINA)
)
COUNTY OF LEXINGTON)

AFFIDAVIT

I, Gina S. Champion, hereby affirm the following:

1. I am Associate General Counsel and Corporate Secretary for SCANA Corporation.

2. On December 7, 2010, I forwarded an email response (attached hereto as Exhibit A) to luan@mhinvest.com and patricia@mhinvest.com which are the email addresses provided by Miller Howard Investments, Inc. in the correspondence which accompanied their shareholder proposal (attached hereto as Exhibit B). The email address Ms. Steinhilber refers to in her affidavit was never provided to us.

3. On December 7, 2010, I sent a total of 27 emails, and between 4:00 p.m. and 5:00 p.m., I sent a total of 7 emails, including the email to Miller Howard Investments, Inc., referenced above. I received no "undeliverable" messages for any emails I sent on December 7, 2010, and to my knowledge all emails I sent on that day were received by both internal and external recipients.

4. Upon receiving the response and Ms. Steinhilber's affidavit, I inquired of our Information Technology Department and they researched the email and confirmed that it was delivered to the mhinvest server (IP address of 71.246.190.100) within a minute or so of my sending.

I have hereby caused this Affidavit to be executed and delivered this 20th day of January, 2011.

Gina S. Champion

SWORN TO and subscribed before me this 20th day January, 2011.

(SEAL)
Notary Public for South Carolina
My Commission Expires: 11-23-2019

Exhibit A

CHAMPION, GINA

From:	CHAMPION, GINA
Sent:	Tuesday, December 07, 2010 4:53 PM
To:	'luan@mhinvest.com'; 'patricia@mhinvest.com'
Subject:	SCANA Corporation
Attachments:	Miller Howard Investments, Inc..pdf

Please see attached letter regarding your shareholder proposal.

Exhibit A

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary


SCANA
POWER FOR LIVING

December 7, 2010

VIA EMAIL: luan@mhinvest.com

Luan Steinhilber
ESG Analyst and Director
of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

On November 23, 2010, we received a letter dated November 18, 2010 in which Miller/Howard Investments, Inc. ("Miller/Howard") submitted a shareholder proposal for our next annual meeting of shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, Miller/Howard must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. The materials accompanying the November 18 letter do not demonstrate that Miller/Howard is a shareholder eligible to submit this proposal.

In order for the proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing Miller/Howard's eligibility under Rule 14a-8(b). Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Gina Champion,
Corporate Secretary

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce, SC • 29033-3701

Exhibit B



November 18, 2010

VIA FEDERAL EXPRESS

Mr. William B. Timmerman
Chairman of the Board, President
and Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Mr. Ronald Lindsay
Senior Vice President and General Counsel
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Gentlemen:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2011 proxy statement of SCANA Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2011 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of SCANA Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. As active members in the socially responsible investing community, we believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environmental; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Transparency regarding climate change strategy is particularly important.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. According to the recently released CDP Water Disclosure Report 2010 Global Report, "[t]here is also growing evidence of broader corporate understanding of the water issue in terms of the formalization of the link between water and energy (or the "water-energy nexus"). The increasing focus on "unconventional petroleum" sources such as oil shales, tar sands and coal seam gas, which require significant water inputs during extraction and production and can also lead to the discharge of significantly polluted wastewaters, is a case in point."[1]

[1] CDP Water Disclosure 2010 Global Report: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Exhibit B

Mr. William B. Timmerman
Mr. Ronald Lindsay
SCANA Corporation
page 2

We are therefore requesting that the company issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, and disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

A representative of the filer will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy or Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Sincerely,



Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosure

Exhibit 5

Affidavit of Ronald S. Bryant

STATE OF SOUTH CAROLINA)
) AFFIDAVIT
COUNTY OF LEXINGTON)

I, Ronald S. Bryant, Director of Information Technology for SCANA Corporation hereby affirm the following:

1. SCANA'S Information Technology Department received a request from Gina Champion, our Corporate Secretary, to verify an email sent to an external email address on December 7, 2010. Specifically, Ms. Champion was inquiring as to whether or not we could determine if the email left our system and was received by the recipient's system.

2. I manage the email research team and an employee on our team was assigned to research the issue and collect system data on Ms. Champion's email. Our system data reflects that her email sent to luan@mhinvest.com and patricia@mhinvest.com left our server at 16:52:03 on December 7, 2010, and was passed to the mhinvest server (IP address of 71.246.190.100) at 16:52:20 on December 7, 2010.

I have hereby caused this affidavit to be executed and delivered this 17th day of January 2011.



Ronald S. Bryant

SWORN TO and subscribed before me
this 17th day January, 2011.


(SEAL)
Notary Public for South Carolina
My Commission Expires: 3-18-15

SANFORD J. LEWIS, ATTORNEY

January 11, 2011
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to SCANA Corporation Seeking a Sustainability Report submitted by Miller/Howard Investments on behalf of Hamada Trust

Ladies and Gentlemen:
I am writing to respond to the no action letter request sent to the Securities and Exchange Commission on December 23, 2010 by John W. Currie of McNair Attorneys on behalf of SCANA Corp., seeking exclusion of the above-referenced shareholder proposal requesting a sustainability report. In its letter, the company asserts deficient documentation of ownership.

We have been asked to respond on behalf of the proponents. The proponents have informed me that they did not receive any notice of deficiency of ownership documentation from the company until receipt of the December 23 No Action letter request via email and hard copy, long after the 14 calendar day deadline of Rule 14a-8(f) had passed. The no action letter asserts that a request for ownership documentation was submitted via email on Dec. 7; according to the intended recipient, Luan Steinhilber, such notice was never received until receipt of a copy of it in the December 23, 2010 No Action request. An affidavit from Ms. Steinhilber regarding lack of receipt of the December 7 e-mail is enclosed.

As you know, the burden of proof is on the company to demonstrate that it has fulfilled the requirements of Rule 14a–8, including the requirement for notification of deficiencies in ownership within 14 calendar days of receipt of a proposal. It appears that the company has failed to meet this requirement on a timely basis, and therefore should be denied no action relief.

Accordingly, we request that you instruct the company that in light of the failure to give timely notice to the proponent, the staff is unable to concur with the company's request to exclude the proposal based on asserted deficiencies in ownership documentation. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

Cc: gchampion@scana.com
jcurrie@mcnair.net

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

ATTACHMENT A
AFFIDAVIT OF LUAN STEINHILBER

GENERAL AFFIDAVIT
Before Notary

I, Luan Steinhilber ("Declarant") am a resident of Willow, County of Ulster, State of New York, and do hereby certify, swear or affirm and declare that I am competent to give the following declaration based on my personal knowledge, unless otherwise stated, in that the following facts and things are true and correct to the best of my knowledge:

1. I am the Lead Trader and Director of Shareholder Advocacy at Miller/Howard Investments located at 324 Upper ByrdcliffeRd., Woodstock, NY 1249

2. I receive e-mail for that organization at the address of luan@millerhoward.com

3. I read my e-mail continuously throughout the day.

4. To my knowledge, I never received an e-mail from Scana Corporation on December 7, 2010 requesting documentation of ownership of shares underlying a shareholder proposal submitted from Miller/Howard on November 18, 2010.

5. The first time I saw the request for documentation of ownership was after we received the No Action request of December 23 via email.

WITNESS my signature this 7th day of January 2011 (year-end month).

[signature]
Signature of Declarant

State of New York)
County of Ulster)

Subscribed and sworn to before me, this 7th *[day of month]* day of January *[month]*, 2011.

[Notary Seal:]

CHARITY VALK
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6143249
Qualified in Ulster County
Commission Expires April 3, 2014

[signature]
[signature of Notary]

CHARITY VALK
[printed name of Notary]

NOTARY PUBLIC

My commission expires: APRIL 3, 2014

MCNAIR
ATTORNEYS

John W. Currie

jcurrie@mcnair.net
T (803) 799-9800
F (803) 933-1443

December 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SCANA Corporation
Shareholder Proposal by Miller/Howard Investments, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We are counsel to SCANA Corporation, a South Carolina corporation (the "Company") (SEC File No. 1-8809). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby notify you of the Company's intent to exclude a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Miller/Howard Investments, Inc. ("Miller/Howard") from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 Meeting"), and respectfully request on behalf of the Company that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting.

Pursuant to Rule 14a-8(j) under the Exchange Act, we, on behalf of the Company, are:

(a) filing this letter with the Commission no later than 80 days before the date (March 14, 2011) on which the Company intends to file its definitive proxy statement and form of proxy for the 2011 Meeting with the Commission; and

(b) concurrently sending a copy of this correspondence to Miller/Howard.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accompanying this request are the

McNair Law Firm, P. A.
1221 Main Street
Suite 1700
Columbia, SC 29201

Mailing Address
Post Office Box 11390
Columbia, SC 29211

mcnair.net

following items:

1. Initial correspondence received by the Company on November 23, 2010 containing the following:

   (a) letter from Miller/Howard to the Company dated November 18, 2010 containing the Proposal and Supporting Statement (the "Proposal Letter") (Exhibit A);

   (b) letter dated November 18, 2010 from Lorraine Hamada to Luan Steinhilber of Miller/Howard (Exhibit B); and

   (c) letter dated November 18, 2010 from Charles Schwab Institutional (a division of Charles Schwab & Co., Inc.) to Ms. Luan Steinhilber of Miller/Howard (Exhibit C) (the "Schwab Letter").

2. Letter from the Company to Luan Steinhilber of Miller/Howard dated December 7, 2010 (transmitted on that date by electronic mail) requesting additional documentation for Miller/Howard's claim of ownership (Exhibit D).

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Miller/Howard via electronic mail as well as via Federal Express.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we hereby notify Miller/Howard on behalf of the Company that if Miller/Howard elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished in accordance with to Rule 14a-8(k) to the Company at SCANA Corporation, MC D-133, 220 Operation Way, Cayce, SC 29033, Attention: Corporate Secretary, e-mail address gchampion@scana.com, fax number (803) 933-8076.

The Proposal

The Proposal requests that the Company's board of directors "issue a sustainability report describing the company's short- and long-term responses to [environmental, social, and governance (ESG)]-related issues, including plans to manage greenhouse gas (GHG) emissions, disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting."

Basis for Exclusion

The Company believes that the Proposal and the Supporting Statement may properly be excluded from the Proxy Materials for the 2011 Meeting pursuant to Rules 14a-8(b) and 14a-8(f)(1) because Miller/Howard has not provided the requisite proof of share ownership in response to the Company's proper request for such proof.

Analysis

In the Proposal Letter, Miller/Howard stated:

> "Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of SCANA Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed."

The enclosed "verification of ownership" consisted of (1) a copy of a letter from Lorraine Hamada to Luan Steinhilber of Miller/Howard purporting to "authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Scana [sic] Corporation at the 2011 annual meeting of shareholders" and (2) a copy of the Schwab Letter, which stated,

> "Charles Schwab & Co., Inc. currently holds 99 shares of Scana [sic] Corporation (SCG) common stock on behalf of our client, WILLIAM M HAMADA REVOCABLE TRUST. These shares have been continuously held by the WILLIAM M HAMADA REVOCABLE TRUST from June 2, 2009 through November 18, 2010."

Because the Schwab Letter did not verify that, as of November 18, 2010, either Miller/Howard or Lorraine Hamada continuously held the securities for at least one year, the Company sent a letter to Miller/Howard on December 7, 2010 via e-mail, notifying Miller/Howard that it had failed to demonstrate that it satisfied the eligibility requirements necessary for the inclusion of the Proposal and Supporting Statement in the Proxy Materials for the 2011 Meeting. Specifically, the Company advised Miller/Howard as follows:

> "Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, Miller/Howard must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. The materials accompanying the November 18 letter do not demonstrate that Miller/Howard is eligible to submit this proposal.
>
> "In order for the proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing Miller/Howard's eligibility under Rule 14a-8(b). Your response must

be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter."

Miller/Howard has provided no other information respecting its ownership of the Company's common stock within the 14-day period provided by Rule 14a-8(f)(1).

Miller/Howard has not demonstrated that the one-year continuous ownership requirement has been met

Miller/Howard has failed to demonstrate that the shares of the Company's common stock on which it relies in order to submit the Proposal have been held by it for the time period required by Rule 14a-8(b). Neither Miller/Howard nor Lorraine Hamada was a record owner of the Company's common stock on the date of the Proposal, and the Schwab Letter stated that the William M. Hamada Revocable Trust (the "Trust"), not Miller/Howard or Lorraine Hamada, was a holder of shares of the Company's common stock. No evidence was submitted to the Company showing that either Miller/Howard or Lorraine Hamada, acting alone, had the power to authorize Miller/Howard to submit the Proposal on behalf of the Trust. Because Miller/Howard has not provided any further evidence with respect to its ownership of the Company's common stock, it has failed to demonstrate that it has met the continuous ownership requirement of Rule 14a-8(b).

Conclusion

For the reasons stated above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Proxy Materials for the 2011 Meeting under Rules 14a-8(b) and 14a-8(f)(1).

If we can be of any further assistance in this matter, please do not hesitate to call me at (803) 753-3272, my colleague Jim Siokos at (803) 753-3247, or Gina Champion, the Company's Associate General Counsel and Corporate Secretary, at (803) 217-7568. My fax number is (803) 933-1443, and my email address is jcurrie@mcnair.net.

Very truly yours,



John W. Currie

JWC/jcs
Enclosures

Cc: Miller/Howard Investments, Inc.

Exhibit A

Letter dated November 18, 2010 from Miller/Howard Investments, Inc. to SCANA Corporation containing the shareholder proposal and supporting statement


Miller Howard
INVESTMENTS, INC

November 18, 2010

VIA FEDERAL EXPRESS

Mr. William B. Timmerman
Chairman of the Board, President
and Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Mr. Ronald Lindsay
Senior Vice President and General Counsel
SCANA Corporation
1426 Main Street
Columbia, SC 29201

Gentlemen:

On behalf Miller/Howard Investments, Inc., I write to give notice that pursuant to the 2011 proxy statement of SCANA Corporation and Rule 14a-8 under the Securities Exchange Act of 1934, Miller/Howard Investments, Inc. intends to file the attached proposal at the 2011 annual meeting of shareholders. Miller/Howard Investments, Inc. is a beneficial owner of more than 2,000 shares of SCANA Corporation's stock and has held these shares for over one year. In addition, Miller/Howard Investments, Inc. intends to hold the shares through the date on which the Annual Meeting is held. Verification of ownership is enclosed.

Miller/Howard Investments is a domestic equity investment management firm that focuses on socially responsible investments. As active members in the socially responsible investing community, we believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environmental; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Transparency regarding climate change strategy is particularly important.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. According to the recently released CDP Water Disclosure Report 2010 Global Report, "[t]here is also growing evidence of broader corporate understanding of the water issue in terms of the formalization of the link between water and energy (or the "water-energy nexus"). The increasing focus on "unconventional petroleum" sources such as oil shales, tar sands and coal seam gas, which require significant water inputs during extraction and production and can also lead to the discharge of significantly polluted wastewaters, is a case in point."[1]

---

[1] CDP Water Disclosure 2010 Global Report: https://www.cdproject.net/CDPResults/CDP-2010-Water-Disclosure-Global-Report.pdf

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Mr. William B. Timmerman
Mr. Ronald Lindsay
SCANA Corporation
page 2

We are therefore requesting that the company issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, and disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

A representative of the filer will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact persons for this resolution will be: Luan Steinhilber, ESG Analyst and Director of Shareholder Advocacy or Patricia Karr Seabrook, ESG Research and Shareholder Advocacy, Miller/Howard Investments, Inc., 324 Upper Byrdcliffe Road, Woodstock, New York, 12498; luan@mhinvest.com; patricia@mhinvest.com.

Sincerely,



Patricia Karr Seabrook
ESG Research and Shareholder Advocacy
Miller/Howard Investments, Inc.

Enclosure

WHEREAS: We believe that sustainability reporting on environmental, social and governance (ESG) business practices makes companies more responsive to the global business environment; an environment with finite natural resources, evolving legislation, and greater public expectations of responsible corporate behavior. Reporting also helps companies better integrate and gain strategic value from existing corporate social responsibility efforts, identify gaps and opportunities, develop company-wide communications, publicize innovative practices and receive feedback.

Sustainability reporting is quickly becoming common practice. Of the 100 top U.S. companies by revenue, 73% produce sustainability reports (KPMG, 2008). Increasingly, companies are identifying ESG factors relevant to their business, addressing them strategically through sustainability programs and reports, and describing their positioning as good long-term investments.

Transparency regarding climate change strategy is particularly crucial. The U.S. SEC recently issued interpretive guidance illuminating corporate disclosure requirements of material business and legal developments related to climate change.

The U.S. electric power industry accounts for 41 percent of the country's freshwater withdrawals. U.S. regulations limit the temperature of water discharged by power plants in order to minimize damage to aquatic species. Therefore, higher water temperatures pose regulatory risks for electric utilities. During a heat wave in August 2010, three Tennessee Valley Authority facilities were forced to decrease power generation for two weeks, costing the utility an estimated $10 million in lost power production (Fleissner, 2010).

Additionally, emerging EPA regulations may require capital expenditures to retrofit power plant cooling systems. The EPA is also considering regulating coal combustion waste destined for land disposal as hazardous under RCRA Subtitle C and/or regulating the structural integrity of coal ash surface impoundments through NPDES wastewater discharge permits.

Despite the concerns listed above, SCANA Corporation has not prepared a sustainability report and provides limited information on sustainability efforts via the company website and annual report/10k.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report describing the company's short- and long-term responses to ESG-related issues, including plans to manage greenhouse gas (GHG) emissions, disclosure of material water risks and plans to mitigate those risks. This report should also include a company-wide review of policies, practices, and metrics related to ESG issues, be prepared at reasonable cost, omit proprietary information, and be issued within 6 months of the 2011 annual meeting.

SUPPORTING STATEMENT: We recommend use of the Global Reporting Initiative's (GRI) Sustainability Reporting Guidelines to prepare the report. The guidelines provide guidance on report content, including environmental impact, labor practices, human rights, and product responsibility; omission of content not relevant to company operations is permissible.

We also suggest the report describe water risks related to increased competition for water resources, emerging regulation, and changing climatic conditions. Material information should include:

- Water intensity of generation
- Water sources and cooling systems for each facility
- Water rights of major facilities
- Any water-related shutdowns or reductions in generation
- Proposed regulations that would require retrofitting of cooling systems

Utility disclosures should incorporate exposures in wholly- and jointly-owned facilities, as well as in power purchase agreements.

Exhibit B

Letter dated November 18, 2010 from Lorraine Hamada to Luan Steinhilber of Miller/Howard Investments, Inc.


Miller Howard
INVESTMENTS, INC

November 18, 2010

Luan Steinhilber
EST Analyst and Director of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Scana Corporation at the 2011 annual meeting of shareholders.

This letter is to confirm that as of November 18, 2010, I was a record investor holding 99 shares of Scana Corporation Common Stock. This letter also confirms that I have held shares continuously in excess of $2,000 in market value for at least twelve months prior to November 18, 2010, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2011.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Lorraine Hamada
Benefits Manager
Miller/Howard Investments, Inc.

PO Box 549 / 324 Upper Byrdcliffe Rd. / Woodstock, NY 12498
www.mhinvest.com fon 845.679.9166 fax 845.679.5862

Exhibit C

Letter dated November 18, 2010 from Charles Schwab Institutional (a division of Charles Schwab & Co., Inc.) to Ms. Luan Steinhilber of Miller/Howard Investments, Inc.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 18, 2010

Ms. Luan Steinhilber
ESG Analyst
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Re: L HAMADA & W HAMADA TTEE
WILLIAM M HAMADA REVOCABLE TRUST
U/A DTD 11/12/2008 / Account #*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Charles Schwab & Co., Inc. currently holds 99 shares of Scana Corporation (SCG) common stock on behalf of our client, WILLIAM M HAMADA REVOCABLE TRUST. These shares have been continuously held by the WILLIAM M HAMADA REVOCABLE TRUST. from June 2, 2009 through November 18, 2010.

Sincerely,



Sarah Noto
Relationship Specialist
Schwab Advisor Services

Exhibit D

Letter dated December 7, 2010 from SCANA Corporation to
Luan Steinhilber of Miller/Howard Investments, Inc.

Gina S. Champion
Director, Corporate Governance
Associate General Counsel
Corporate Secretary


SCANA
POWER FOR LIVING

December 7, 2010

VIA EMAIL: luan@mhinvest.com

Luan Steinhilber
ESG Analyst and Director
of Shareholder Advocacy
Miller/Howard Investments, Inc.
324 Upper Byrdcliffe Road
Woodstock, NY 12498

Dear Ms. Steinhilber:

On November 23, 2010, we received a letter dated November 18, 2010 in which Miller/Howard Investments, Inc. ("Miller/Howard") submitted a shareholder proposal for our next annual meeting of shareholders.

Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, in order to be eligible to submit a proposal, Miller/Howard must have continuously held at least $2,000 in market value, or one percent, of our common stock for at least one year by the date of the proposal. The materials accompanying the November 18 letter do not demonstrate that Miller/Howard is a shareholder eligible to submit this proposal.

In order for the proposal not to be excluded from our proxy statement due to eligibility deficiencies, you must provide an appropriate response to this letter establishing Miller/Howard's eligibility under Rule 14a-8(b). Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sincerely,

Gina Champion,
Corporate Secretary

100 SCANA Parkway Cayce, SC • P (803) 217-7568 • F (803) 933-8076 • gchampion@scana.com
Mailing Address 220 Operation Way • MC D133 • Cayce ,SC • 29033-3701